September 19, 2007

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

   Re:  Compuware Corporation
        Form 10-K for the fiscal year ended March 31, 2007
        File No. 000-20900

Dear Ms. Collins:

On behalf of Compuware Corporation, a Michigan corporation (the "Company" or "Compuware"), I am responding to the Staff's comment letter dated August 16, 2007 with respect to Compuware's Form 10-K for the fiscal year ended March 31, 2007. I have set forth below each question contained in the Staff's comment letter, followed by our response thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 44

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 2 AND THE VARIOUS METHODS USED TO ALLOCATE REVENUE AMONGST PRODUCTS AND SERVICES FOR INCOME STATEMENT PRESENTATION PURPOSES WHEN GAAP DOES NOT ALLOW SUCH ALLOCATION FOR REVENUE RECOGNITION PURPOSES. WITH REGARDS TO SUCH INFORMATION, WE HAVE THE FOLLOWING ADDITIONAL COMMENTS:

          - WHERE YOU SEPARATE PCS FOR TERM LICENSES BASED ON VSOE OF PCS AS ESTABLISHED FOR YOUR PERPETUAL LICENSES, PLEASE TELL US WHETHER THESE ALLOCATIONS ARE FOR THE SAME PRODUCT, WHICH MAY BE SOLD AS EITHER A PERPETUAL OR TERM LICENSE. IF THE PRODUCTS DIFFER, THEN PLEASE EXPLAIN HOW YOU DETERMINED THAT VSOE OF PCS FOR ONE PRODUCT CAN BE USED AS EVIDENCE OF VSOE OF PCS FOR ANOTHER PRODUCT EVEN IF ONLY FOR PRESENTATION PURPOSES.

               These allocations are for the same product which may be sold as either a perpetual or term license.

          - FOR ARRANGEMENTS THAT INCLUDE SOFTWARE AND PROFESSIONAL SERVICES WHERE YOU HAVE DETERMINED THAT VSOE OF FAIR VALUE FOR THE PROFESSIONAL SERVICES

               DOES NOT EXIST, PLEASE EXPLAIN HOW THE SERVICES PROVIDED UNDER THESE ARRANGEMENTS ARE SIMILAR TO THE SERVICES PROVIDED UNDER ARRANGEMENTS WHERE YOU WERE ABLE TO ESTIMATE THE NUMBER OF HOURS TO COMPLETE AND ACCORDINGLY WHERE YOU WERE ABLE TO ESTABLISH VSOE. IN THIS REGARD, DESCRIBE THE NATURE OF THE SERVICES PROVIDED IN BOTH ARRANGEMENTS. EXPLAIN, IN DETAIL, THE ACTIVITIES PERFORMED FOR EACH TYPE OF ARRANGEMENT THAT DISTINGUISHES THEM SUCH THAT ONE RESULTS IN ARRANGEMENT WHERE YOU ARE ABLE TO REASONABLY ESTIMATE THE NUMBER OF HOURS TO COMPLETE SUCH SERVICES AND THE OTHER RESULTS IN ARRANGEMENTS WHERE YOU CANNOT.

               Most of our professional services are offered separately with no software or related PCS. However in some cases we do offer software with PCS and professional services. In these arrangements, the professional services provided are for implementation and training related to the software purchased; such as, implementation planning, loading of software, training of customer personnel, data conversion, running test data and assisting in the development and documentation of procedures.

               The general nature of our implementation and training services is the same for all of our software products: we install and configure the software and provide training to the customer on how to use it. However, the scope of the projects may differ based upon the use of each software product and customer preferences. To date none of our implementation and training services have involved significant production, modification or customization of the software. As further evidence that these professional services do not involve significant production, modification or customization of the software, we have third party providers that provide these services for some customer arrangements.

               We have VSOE for implementation and training services for the majority of our license arrangements. The implementation and training services are generally short term and for a specified number of days (e.g. 5-20 days). However, there are a limited number of arrangements,isolated to one of our software products, where we determined, effective October 1, 2005, that VSOE of fair value for the professional services does not exist. The professional services provided, while still implementation and training tend to be longer term (generally delivered within a year), and typically provide for billing as hours are worked, based on hourly or daily rates, where the total amount or number of days are not specified in the arrangement. In these arrangements, we had not established a history of accurately estimating how many hours/days we will spend to complete these projects. While the contracts governing these arrangements typically provide for time and materials billing, we have had several instances where we only charged the estimated fees provided to the customer (i.e. in substance, these were fixed fee arrangements).

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               The reason we are unable to estimate total hours to deliver these projects is because our implementation of these services are dependent upon customer preferences that involve customer business processes. When customer business processes are involved, our ability to lead the customer to an efficient implementation may impact the hours to deliver the project.
               Delays and changes to scope based on changing customer preferences as they learn more about their business processes have limited our ability to deliver implementations within a defined number of hours, not the nature of the implementation and training services.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 47

2. YOUR RESPONSE TO PRIOR COMMENT NUMBER 2 DESCRIBES ARRANGEMENTS THAT INCLUDE A PRODUCT WHICH HAS A DIFFERENT VSOE OF FAIR VALUE FOR PCS THAN YOUR OTHER PRODUCTS. IT IS UNCLEAR TO US WHY YOU ARE UNABLE TO ESTABLISH VSOE OF THE PCS FOR THESE PRODUCTS WHEN THEY ARE BUNDLED WITH OTHER PRODUCTS. PLEASE DESCRIBE THESE ARRANGEMENTS IN GREATER DETAIL, EXPLAIN WHY VSOE IS NOT ESTABLISHED FOR PCS FOR THIS PRODUCT AND REFER TO THE AUTHORITATIVE GUIDANCE YOU RELIED UPON WHEN DETERMINING YOUR ACCOUNTING.

     We recognize revenue using the residual method as described in paragraph 12 of SOP 97-2 (as amended by SOP 98-9) under which the fair value, based on VSOE, of undelivered elements are deferred and the remaining consideration is allocated to the license portion and is recognized as revenue upon delivery. Our VSOE of fair value for PCS is based on a fixed percentage (currently 18% of the gross license fee, which represents the list price net of discounts but includes PCS fees) for all of our products except one particular product for which VSOE of fair value of PCS is a higher percentage of the gross license fee (currently 25% of the gross license fee). In situations where this product is licensed with other products, the arrangement fee should be allocated between the products for which VSOE of fair value of PCS is 18 percent and the product for which VSOE of fair value of PCS is 25 percent to determine the amount of PCS revenue to defer. Since we do not have VSOE of fair value for the license fee portion of any of our software products because we always sell our products with PCS we do not have the ability to allocate the gross license fee between the various software products. We don't think it is allowable, for purposes of revenue recognition, to allocate based on the list price or stated arrangement price as such amounts do not represent VSOE of fair value in accordance with paragraph 10 of SOP 97-2. The following example illustrates an arrangement in which we are not able to establish the VSOE of fair value of the PCS element in the arrangement.

     Assume we license Product A (list price $390) and Product B (list price $910) to a customer who agrees to pay us $1,000 for the perpetual license rights to both products and one year of PCS on both products. The transaction represents a 23.08% discount from our list price of $1,300. Assume the VSOE of fair value of PCS on Products A and B are 25 percent and 18 percent of gross license fees, respectively.

     In order to determine the VSOE of fair value for PCS, the arrangement fee of $1,000 should be first allocated between products A and B. Then the appropriate VSOE of fair value rates (i.e. 25 percent for product A and 18 percent for product B) should be applied to the amount allocated to each product. Since we do not have VSOE of fair value for the license fees for our software products we do not have an objectively verifiable basis for allocating the total arrangement fee between the various software products. Accordingly, we concluded that we can not establish VSOE of fair value of PCS for arrangements that include our product that has a higher VSOE rate for PCS.

3. YOUR RESPONSE TO PRIOR COMMENT NUMBER 2 INDICATES THAT WHEN YOU ARE UNABLE TO ESTABLISH VSOE OF PROFESSIONAL SERVICES, REVENUE FROM THE ARRANGEMENT IS RECOGNIZED RATABLY OVER THE SERVICE PERIOD. PLEASE INDICATE WHETHER THESE SERVICES ARE THE ONLY UNDELIVERED ELEMENT OR TELL US WHETHER SUCH ARRANGEMENTS INCLUDE OTHER SERVICES (I.E. PCS). IF THESE ARRANGEMENTS INCLUDE OTHER UNDELIVERED ELEMENTS, THEN PLEASE EXPLAIN HOW YOUR POLICY COMPLIES WITH PARAGRAPH 12 OF SOP 97-2. ALSO, CONSIDERING YOU ARE UNABLE TO REASONABLY ESTIMATE THE NUMBER OF HOURS REQUIRED TO COMPLETE THE PROFESSIONAL SERVICES IN THESE ARRANGEMENTS, TELL US HOW YOU DETERMINE THE ESTIMATED SERVICE PERIOD OVER WHICH TO RECOGNIZE REVENUE.

     For transactions we are unable to establish VSOE of professional services, we have both professional services and PCS as undelivered elements in the arrangement (these type of arrangements are described in more detail in the response to question number one, above). These arrangements which include both products and professional services and where we are unable to establish VSOE of professional services, relate to one of our product offerings, and are an insignificant percentage of our business. In FY08 (April - June), FY07 and FY06 (October - March), we recognized approximately $1.4, $4.6 and $1.0 million in license fees, $0.4, $1.0 and $0.1 million in maintenance fees and $0.6, $4.0 and $0.7 million in professional services fees, respectively, related to such transactions (representing 0.9%, 0.8% and 0.3% of total revenues in the periods captured for FY08, FY07 and FY06, respectively).

     We do not recognize any revenue up-front for such arrangements. All revenue is recognized over time, once the software has been delivered. License fees are generally recognized over the PCS term; PCS over the PCS term in the arrangement (generally longer than the services period); and professional services based on our VSOE rates multiplied by the actual hours worked during that period. As further discussed below we acknowledge that we did not recognize revenues appropriately.

     A literal read of SOP 97-2 paragraph 12 indicates that when VSOE does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered. However, we believe (as supported by Ernst & Young's Software Revenue Recognition, an Interpretation ) that acceptable alternatives exist related to this issue. Following is an excerpt from Q&A 12-2 of E&Y's software manual which describes the "Combined Services" approach.

          A literal read of paragraph 12 would indicate that if VSOE of fair value does not exist for both undelivered elements, no revenue should be recognized for an arrangement including a software license, PCS and services that are not essential to the licensed software until either VSOE of fair value is developed, all elements have been delivered, or only one undelivered element (either PCS or services) remains.

          However we believe when arrangements include both PCS and services that otherwise qualify for separate accounting under SOP 97-2 but for which VSOE of fair value does not exist, the following accounting policies are acceptable alternatives. Because the following represents an accounting policy election, the policy selected by a vendor should be consistently applied and, if material, disclosed in the footnotes to the financial statements.

          - The "Combined Services" approach. Using this approach, the entire arrangement fee is recognized ratably over the period during which the services are expected to be performed or the PCS period, whichever is longer, once the software has been delivered and the provision of both services has commenced, if all of the other basic revenue recognition criteria of SOP 97-2 have been met.

               In such situations, the remaining undelivered elements of PCS and non-essential services are all services in the broader usage of that term. Accordingly, we believe that recognizing the revenue over the longest period that services will be provided to the customer is consistent with the provisions of paragraphs 58 and 67 of SOP 97-2.

               Paragraph 58 addresses the accounting for arrangements when sufficient VSOE of fair value does not exist to allocate consideration to the elements included in the arrangement and the only undelivered element is PCS, concluding that the entire arrangement fee should be recognized ratably over the period that PCS services will be provided to the customer.

               Similarly, paragraph 67 addresses the accounting for arrangements when sufficient VSOE of fair value does not exist to allocate consideration to the elements included in the arrangement and the only undelivered element is services that are not essential to licensed software, concluding that the entire arrangement fee should be recognized as the services are performed. If no pattern of performance is discernible, the entire arrangement fee should be recognized on a straight-line basis over the period during which the services are performed.

               We believe the guidance in these paragraphs clearly indicates that AcSEC's intent was that if VSOE of fair value does not exist such that the multiple elements included in an arrangement cannot be accounted for separately, and the remaining undelivered items are services, revenue should be recognized over the period the services will be delivered.

     In addition to the E&Y guidance noted above, we also considered paragraph
     6.021 (excerpt below) of KPMG's Software Revenue Recognition manual which provides additional support for the "Combined Services" approach.

          Paragraph 12 of SOP 97-2 indicates that, if VSOE of fair value does not exist for PCS and, if the only undelivered element is PCS, the entire fee should be recognized ratably over the term of the PCS arrangement. Paragraph 12 of SOP 97-2 further indicates that, if VSOE of fair value does not exist for services that do not involve significant production, modification, or customization of software and, if the only undelivered element is services, the entire fee should be recognized over the period during which the services are expected to be performed. When VSOE of fair value does not exist for PCS and services that otherwise qualify for separate accounting under SOP 97-2, we believe the following accounting policies are acceptable alternatives:

                    1. Because the remaining undelivered elements are both services, recognize the entire arrangement fee ratably over the period during which the services are expected to be performed or the PCS period, whichever is longer, beginning with delivery of the software, provided that all other revenue recognition criteria in SOP 97-2 are met.

                    2. Defer all revenue until either the services or the PCS is the only undelivered element. If the PCS term expires before the services are completed, the entire arrangement fee would be recognized over the remaining period during which the services are completed (beginning upon expiration of the PCS term), provided that all other revenue recognition criteria in SOP 97-2 are met. If the services are completed before the PCS term expires, the entire arrangement fee would be recognized ratably over the remaining PCS term (beginning upon completion of the services), provided that all other revenue recognition criteria in SOP 97-2 are met.

          Because this is a policy election, the policy selected by the vendor should be consistently applied and disclosed in the accounting policy note if material to the financial statements.

     We acknowledge that our revenue recognition methodology is not consistent with the "Combined Services" approach but as discussed below did not result in material differences. In our arrangements, the total professional services fees are not generally stated in the arrangement but rather are based on an hourly or daily billing rate which is stated in the contract, with an estimate of the total hours to complete the project. We have been recognizing professional services revenue, based on the VSOE rates multiplied by the actual hours worked during that period rather than ratably over the longer of the service period or PCS period. With respect to license fee recognition we generally reflected such revenue ratably over the longer of the services or PCS term.

     We have quantified the impact on our financial statements had we applied the "Combined Services" approach according to the E&Y and KPMG guidance which indicates all elements of the arrangement should be recognized ratably over the longer of the PCS or services period, or until all undelivered elements have VSOE. We have performed a comprehensive analysis of the difference between the "Combined Services" approach and the methodology we followed. Our analysis indicated that revenue for the periods reviewed was understated by $363,000 in the first quarter of FY08, overstated by $1,331,000 in FY07 and understated by $249,000 in FY06 (attached as Exhibit A is a schedule that presents the difference by quarter and financial statement line item). We will record a cumulative catch-up adjustment of $719,000 to correct this error. This adjustment will increase license fees by $107,000, reduce maintenance fees by $34,000, and reduce professional services fees by $792,000 in the second quarter of FY08. Based on Staff Accounting Bulletin No. 99, Materiality, and APB Opinion No. 28, Interim Financial Reporting, we have considered both the qualitative and quantitative effects of this error on the financial statements for the fiscal years ended March 31, 2007 and March 31, 2006, and for the quarter ended June 30, 2007, as well as the effects of including the error correction in the quarter ended September 30, 2007, and have concluded that the effects on the financial statements are not material.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff's comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7372 with any questions or if we can be of any assistance.

Very truly yours,


By: /s/ Laura L. Fournier
    ---------------------------------
Laura L. Fournier
Senior Vice President, Treasurer and
Chief Financial Officer

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                                                                       EXHIBIT A

COMPUWARE CORPORATION
SUMMARY OF IMPACT ON REVENUE SUBJECT TO THE "COMBINED SERVICES" APPROACH (IN THOUSANDS OF USD)

                                  FY06                               FY07
                         ----------------------   ------------------------------------------
                                           FY                                           FY         FY08      CUMULATIVE
                          Q3      Q4      Total     Q1       Q2       Q3       Q4      Total        Q1         EFFECT
                         ----   ------   ------   ------   ------   ------   ------   ------   -----------   ----------
                          AS REPORTED                        AS REPORTED                       AS REPORTED
SOFTWARE LICENSE FEES    $366   $  682   $1,048   $  628   $1,484   $  913   $1,559   $4,584     $1,390       $ 7,022
MAINTENANCE FEES           26       62       88      167      237      267      330    1,001        396         1,485
PROFESSIONAL SERVICES
   FEES                   377      355      732      565    1,119    1,414      864    3,962        639         5,333
                         ----   ------   ------   ------   ------   ------   ------   ------     ------       -------
TOTAL                     769    1,099    1,868    1,380    2,840    2,594    2,753    9,547      2,425        13,840

                          AS ADJUSTED                       AS ADJUSTED                        AS ADJUSTED
SOFTWARE LICENSE FEES     232    1,221    1,453      411      847    1,321    1,701    4,280      1,396         7,129
MAINTENANCE FEES           26       62       88      169      236      259      317      981        382         1,451
PROFESSIONAL SERVICES
   FEES                   200      376      576      222      643    1,143      947    2,955      1,010         4,541
                         ----   ------   ------   ------   ------   ------   ------   ------     ------       -------
TOTAL                     458    1,659    2,117      802    1,726    2,723    2,965    8,216      2,788        13,121

                           DIFFERENCE                         DIFFERENCE                        DIFFERENCE
SOFTWARE LICENSE FEES     134     (539)    (405)     217      637     (408)    (142)     304         (6)         (107)
MAINTENACE FEES            --       --       --       (2)       1        8       13       20         14            34
PROFESSIONAL SERVICES
   FEES                   177      (21)     156      343      476      271      (83)   1,007       (371)          792
                         ----   ------   ------   ------   ------   ------   ------   ------     ------       -------
TOTAL                    $311   $ (560)  $ (249)  $  558   $1,114   $ (129)  $ (212)  $1,331     $ (363)      $   719
                         ====   ======   ======   ======   ======   ======   ======   ======     ======       =======
EFFECT AS A PERCENTAGE

 OF TOTAL REVENUE         0.1%    -0.2%     0.0%     0.2%     0.4%     0.0%    -0.1%     0.1%      -0.1%
                         ====   ======   ======   ======   ======   ======   ======   ======     ======